82-3116



# GREAT QUEST METALS LTD.



February 16, 2005

05006039

RECEIVED
2005 FEB 23 P 3:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

**RE: Great Quest Metals Ltd. (the "Company")**

Enclosed, for your files, is one copy of the Company's news release that was issued on February 16, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

**GREAT QUEST METALS LTD.**

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

Karen Nestoruk
Administration

/jn
enclosure

dlw 3/1

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



# GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

February 16, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

## Great Quest Announces Drilling to Commence on the Djambaye 2 Gold Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that the start of drilling on the Djambaye 2 gold zone, located on the Kenieba concession in western Mali, West Africa, is scheduled for mid-March 2005. The Djambaye 2 gold zone was discovered in May, 2004 through the sampling of the bottom of 24, 10-to-12-meter-deep pits along a length of 392 meters. The average assay of 29 samples from the 24 pits was 31.44 g/t gold. So far gold mineralization has been traced for 2,342 m along this zone.

The Djambaye 2 gold zone has several characteristics similar the Tabakoto gold deposit of Nevsun Resources, which is 8 km northeast of the Djambaye 2 zone. In both cases the gold mineralization is centered on a north-south diorite dike which is within an envelope of silicification. Rhyodacite occurs in both areas. The Tabakoto deposit has 4 sets of mineralized quartz veins whereas the Djambaye 2 gold zone has 3.

The drill program is set for a minimum of 1,000 m of diamond drilling. The Company may also test the Djambaye 1 and/or Kabaya 1 gold zones during this program. Marvin A. Mitchell, P.Eng., Qualified Person pursuant to NI 43-101, approves of this news release.

**ON BEHALF OF THE BOARD OF DIRECTORS**

*"Willis W. Osborne"*
Willis W. Osborne
President



**N E W S   R E L E A S E**